Asia Pacific Wire & Cable Corporation Limited
Announces Results of the Rights Offering

Taipei, Taiwan, January 28, 2026 (GLOBE NEWSWIRE) — Asia Pacific Wire & Cable Corporation Limited (“APWC” or “Company”) (NASDAQ: APWC) today announced the conclusion of the subscription period (the “Subscription Period”) for APWC’s shareholders to exercise basic and over-subscription rights (the “Rights”) for the issuance of 20,616,227 Common Shares (the “Rights Shares”) as described in the rights offering prospectus filed December 18, 2025 with the U.S. Securities and Exchange Commission (the “Rights Offering”).

During the Subscription Period, which started December 18, 2025 and ended January 23, 2026, a total of 18,165,738 Rights for the subscription of 20,616,227 Rights Shares were exercised, representing approximately 88.11% of the offered Rights Shares for gross proceeds of approximately $30.2 million.

The remaining 2,450,489 Rights Shares which were not subscribed for, or for which subscription failed during the Subscription Period (the “Remainder Shares”), representing approximately 11.89% of the offered Rights Shares, will be offered by APWC for sale to eligible investors at a price no less than the Rights Offering’s subscription price, in accordance with applicable securities laws (the Remainder Shares and together with the Rights Offering, the “Remainder Offering”).

The Remainder Offering will commence immediately and continue until the close of business on February 20, 2026. The Remainder Offering will not delay issuance of the Rights Shares subscribed for during the Subscription Period.

The successful and swift completion of the Rights Offering marks an important first step in APWC’s growth strategies. The proceeds will provide fundings for APWC’s expansion of manufacturing capacity in North America and Southeast Asia and for the acquisition of key products and technologies to drive long-term growth. These strategies are aimed at leveraging recently signed trade deals between the US and Asia-Pacific trading partners that incentivize the rebuilding of a resilient supply chain and manufacturing sector in the United States. We expect accelerated demand in advanced electronics, components, and energy infrastructure, all of which APWC has decades of know-how and working relationships with its business partners. APWC is well positioned to secure new orders, deepen customer relationships, and scale up operations as the global supply chain pivots, providing a long and visible runway for sustainable growth.

Other Important Information:
The Company reserves the right to cancel or terminate the Remainder Offering at any time. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Asia Pacific Wire & Cable Corporation Limited:
Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through subsidiaries primarily engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, PEWC, and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement:
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the SEC and available on its website (www.sec.gov). All forward-looking statements attributable to the Company, or to persons acting on its behalf, are expressly qualified in their entirety by these factors, other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
Pacific Holdings Group
2901 Dallas Parkway, Suite 360

Plano, TX 75093
Attn: Paul Weber
Phone: (469) 797-7191
Email: pweber@pusa.com